UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: _________________

REPUBLIC SECURITY FINANCIAL CORPORATION
(BY ITS SUCCESSOR WACHOVIA ACQUISITION CORPORATION 2001-01)

(Exact name of registrant as specified in its charter)

450 South Australian Avenue
West Palm Beach, Florida 33401
(561) 655-8511

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $.01 par value; Preferred Share Purchase Rights; Series B 10.35% Senior Debentures Due 2002

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 12(a) or 15(d) remains)

             Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(iii) Rule 12g-4(a)(2)(ii)	[X] [ ] [ ] [ ]	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	[X] [ ] [ ] [ ] [ ]

             Approximate number of holders of record as of the certification or notice date:

1. 2. 3.	Common Stock: 1 Preferred Share Purchase Rights: 0 Series B 10.35% Senior Debentures Due 2002: 15

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 16, 2001	By:	/s/ William M. Watson, Jr.

			Name: Title:	William M. Watson, Jr. Senior Vice President